SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Roadrunner Transportation Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

76973Q105
(CUSIP Number)

Elliott Associates, L.P. c/o Elliott Management Corporation 40 West 57th Street New York, NY 10019

with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76973Q105	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 271,640,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 271,640,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 271,640,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76973Q105	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 577,235,338
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 577,235,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 577,235,338
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76973Q105	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 577,235,338
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 577,235,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 577,235,338
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 76973Q105	Schedule 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the "Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $145,036,045.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $307,945,878.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On February 26, 2019, the Issuer's previously announced rights offering to raise $450 million (the "Rights Offering") and the Backstop Commitment contemplated by the Standby Purchase Agreement were consummated. Elliott and Elliott International acquired 38,818,886 and 82,490,030 shares of Common Stock, respectively, pursuant to the exercise of their Basic Subscription Rights and 231,143,609 and 491,180,168 shares of Common Stock, respectively, pursuant to the Backstop Commitment. Following the closing, the Reporting Persons collectively beneficially own a controlling interest of approximately 90.4% of the Issuer's outstanding shares of Common Stock.

In connection with the closing of the Standby Purchase Agreement, the Registration Rights Agreement and Stockholders Agreement previously described in Amendment No. 3 to the Schedule 13D were entered into, and all of the Issuer's outstanding preferred stock was redeemed, including all of the shares of Series B, Series C, Series D, Series E and Series E-1 Cumulative Redeemable Preferred Stock previously reported in Item 6 of the Schedule 13D as held by the Elliott Stockholders, at liquidation value, together with all redemption premiums, other than redemption premiums on the accrued and unpaid dividends. In addition, the Issuer paid all expenses incurred by Elliott and Elliott International in connection with the Rights Offering, the Backstop Commitment, and the transactions contemplated thereby, including fees for legal counsel to Elliott and Elliott International, and all of the Issuer’s fees and expenses in connection with the rights offering, including, without limitation, filing and printing fees, fees and expenses of the rights and information agents, fees and expenses of the Issuer’s legal counsel and financial advisor, accounting fees and expenses, certain fees and expenses of the dealer manager, including certain fees and disbursement of counsel to the dealer manager, costs associated with clearing the shares offered for sale in the Rights Offering under applicable state securities laws, listing fees, and filing fees under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other competition law or regulation. The Issuer will use any remaining proceeds for general corporate purposes.

CUSIP No. 76973Q105	Schedule 13D/A	Page 6 of 8 Pages

Pursuant to the terms of the Stockholders Agreement previously described in Amendment No. 3 to the Schedule 13D, affiliates of Elliott and Elliott International are currently members of the Board, and additional affiliates of Elliott and Elliott International may be nominated to the Board in the future.

The Reporting Persons intend to, through their representation on the Board, as controlling shareholders and otherwise, continue to communicate, and may enter into negotiations, with the Issuer's management and Board, other shareholders or other third parties, including, creditors, service providers, potential acquirers and financing sources regarding the Issuer and matters relevant to the Issuer’s business or assets, which may involve various operational, strategic, management, financial or governance matters, including, without limitation, the refinancing of indebtedness, other financing transactions, strategic transactions, the delisting or deregistration of any of the Issuer’s securities, consummating a short form merger or other take private transaction, matters pertaining to the Issuer’s corporate or capital structure, dividend policy, and to otherwise work with management and/or the Board in the management and operation of Issuer’s business. The Reporting Persons or any of their affiliates may in the future provide financing to the Issuer in the form of equity or debt. The Reporting Persons may exchange information with any persons referred to herein pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, in the open market, through the New York Stock Exchange or other exchanges, or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise or any combination of the foregoing, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated in the entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined beneficial ownership of approximately 90.4% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 938,897,137 shares of Common Stock outstanding upon completion of the Rights Offering and Backstop Commitment as disclosed in Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 15, 2019.

As of the date hereof, Elliott beneficially owned 271,640,210 shares of Common Stock constituting 28.9% of the shares of Common Stock outstanding.

CUSIP No. 76973Q105	Schedule 13D/A	Page 7 of 8 Pages

As of the date hereof, Elliott International beneficially owned 577,235,338 shares of Common Stock constituting approximately 61.5% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 577,235,338 shares of Common Stock beneficially owned by Elliott International, constituting approximately 61.5% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 848,875,548 shares of Common Stock, constituting approximately 90.4% of the shares of Common Stock outstanding.

(c) Except as set forth in Item 4, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. 76973Q105	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 28, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as
Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President